UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AtheroNova Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

047438 205

(CUSIP Number)

Boris Ratiner
c/o AtheroNova Inc.
2301 Dupont Drive, Suite 525
Irvine, California 92612
(949) 476-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 047438 205

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Boris Ratiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,935,449
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,935,449
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,449
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14		TYPE OF REPORTING PERSON* IN

(1)           Based on a total of 38,082,875 shares of the Company’s common stock outstanding as of March 18, 2013.

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This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 24, 2010 and amended on June 28, 2010 (“Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On August 30, 2010, the Reporting Person was granted an option to purchase 75,000 shares of Common Stock, having a term of 7 years and vesting 25% on the date of grant and 25% on each anniversary thereafter until fully vested.

On June 27, 2011, the Reporting Person was granted an option to purchase 37,500 shares of Common Stock, having a term of 7 years and vesting 25% on the date of grant and 25% on each anniversary thereafter until fully vested.

On December 9, 2011, the Reporting Person was granted an option to purchase 100,000 shares of Common Stock, having a term of 7 years and vesting 25% on the first anniversary of the date of grant and 1/36th of the remaining shares on the last day of each month thereafter until fully vested.

On March 1, 2012, the Reporting Person received a bona fide gift of 25,000 shares of Common Stock.

On February 4, 2013, the Reporting Person exercised, on a net issue basis, a warrant to purchase 336,427 shares of Common Stock, resulting in the issuance to the Reporting Person of 186,380 shares of Common Stock.

On February 15, 2013, the Reporting Person was granted an option to purchase 37,500 shares of Common Stock, having a term of 7 years and vesting 25% on the date of grant and 25% on each anniversary thereafter until fully vested.

On March 18, 2013, the Reporting Person received a bona fide gift of 25,000 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of March 18, 2013, the Reporting Person owned 1,694,232 shares of Common Stock, had the right to acquire 1,121,425 shares of Common Stock pursuant to the exercise of outstanding warrants exercisable within 60 days of March 18, 2013, and had the right to acquire 119,792 shares of Common Stock pursuant to the exercise of outstanding options exercisable within 60 days of March 18, 2013 (collectively, the “Shares”).  Since 38,082,875 shares of Common Stock were outstanding as of March 18, 2013, the Shares constitute approximately 7.5% of the shares of Common Stock issued and outstanding.

The Reporting Person has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 20, 2013	By:	/s/ Boris Ratiner
Boris Ratiner

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